MedChain Inc.



ANNUAL REPORT

1175 Castle Pointe Drive
Castle Rock, Colorado 80104
(720) 355-1663
www.medchain.global

This Annual Report is dated April 10th, 2019.

BUSINESS

MedChain is an early revenue stage company based in Colorado offering a proprietary, secure and transparent framework for Electronic Health Records (EHR) to vastly improve the quality of care for patients while reducing healthcare providers' costs. MedChain's core products aim to solve the immediate problem of interoperability in the healthcare industry without multi-billion dollar EMR system integrations, or specialized hardware. MedChain will sell to care providers, physicians, and their networks, as well as hospitals, insurance providers, and any peripheral providers who need quick and secure access to Patient Records.

Previous Offerings

Between December 29th, 2017 and May 4th, 2018 , we sold 233,779 shares of common stock in exchange for $2.00 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late. This

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

The company has not yet generated revenues, but expects to have products ready to deliver before Q3, and has non-binding letters of intent for use of our software/protocol (Zynex Medical & TeamMate AI). We are also building relationships with several physicians clinics to start testing and implementing our solutions.

Anticipated major expenses include additional software developer positions, sales representatives, and marketing efforts.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $44,934.15. Although we expect revenue during 2019, the Company intends to raise additional funds through an equity financing.

Debt

The Company has not entered into any loans but has indebtedness related to our upcoming 'Regulation D 506c' financing round. This includes $50,000 to EKS&H for legal documentation and upcoming filings, $12,500 for IBM partner Cognition Foundry, and items in Related Party Transactions.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Joachim Sandgaard, Founder & Chief Executive Officer
Steve Wishstar, CTO & Blockchain Architect
Michael 'Indy' Astleford, Chief Strategy Officer
Thomas Sandgaard, Director

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

MedChain Inc. is under the ownership of Genesis Protocol, a Colorado Limited Liability Company. Genesis Protocol's directors are Joachim Sandgaard and Thomas Sandgaard.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Joachim Sandgaard	8,000,000 shares		75.95%
Common Stock	Thomas Sandgaard	2,000,000 shares		18.99%
Common Stock	Steve Wishstar	33,000 shares	66,000 shares	0.95%
Common Stock	Michael 'Indy' Astleford		100,000 shares	0.95%
Common Stock	Eric Lafleche		100,000 shares	0.95%
Common Stock	StartEngine Investors	233,779 shares		2.22%

RELATED PARTY TRANSACTIONS

As described in the Financial Statements $47,527 in expenses have been paid by Joachim Sandgaard and Thomas Sandgaard, co-founders of the company. This amount is expected to be reimbursed as the company gets funded. It is currently not categorized as a loan.

OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 65,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2018, 10,533,779 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights

At any meeting of the stockholders of the Corporation each holder of Common Stock shall be entitled to one vote for each share outstanding in the name of such holder on the books of the Corporation on the date fixed for determination of voting rights.

Majority Vote

The stockholders, by vote or concurrence of a majority of the outstanding shares of the Corporation entitled to vote on the subject matter, may take any action which would otherwise require a two-thirds (2/3) vote under the General Corporation Law of the State of Delaware.

Cumulative Voting

Cumulative voting shall not be allowed in the election of directors or for any other purpose.

Preemptive Rights

Unless otherwise determined by the Board of Directors, no stockholder of the Corporation shall have preemptive rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock for the scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

Restrictions on Sale or Disposition

All lawful restrictions on the sale or other disposition of shares may be placed upon all or a portion or portions of the certificates evidencing the Corporation's shares.

Dividend Rights

Dividends may be paid upon the common stock, as and when declared by the Board of Directors, out of funds of the Corporation legally available therefor. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Upon any liquidation, dissolution and termination of the Corporation, and after payment or setting aside of any amount sufficient to provide for payment in full of all debts and liabilities of, and other claims against the Corporation, the assets shall be distributed pro rata to the holders of the common stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

MedChain Inc.

By   /s/

Name: Joachim Sandgaard

Title: Chief Executive Officer

FINANCIAL STATEMENTS

MEDCHAIN INC.

Balance Sheets

Assets	December 31, 2018	December 31, 2017
Current Assets		
Cash	$ 44,934	$ -
Total current assets	44,934	-
Total Assets	44,934	-
Liabilities and Stockholder's Defict		
Current liabilities		
Accounts payable and accrued liabilities	166,247	11,491
Total current liabilities	166,247	11,491
Non-current liabilities		
Advances from shareholders	47,527	14,718
Total non-current liabilities	47,527	14,718
Total liabilities	213,774	26,209
Commitments		
Stockholder's deficit		
Common stock, $0.0001 par value; 100,000,000 shares authorized; 10,533,779 shares issued.	1,024	1,000
Additional paid-in capital	448,791	-
Accumulated deficit	(535,111)	(27,209)
Total stockholder's deficit	(52,320)	(26,209)
Total liabilities and stockholder's deficit	$ 44,934	$ -

MEDCHAIN INC.

Statement of Operations
For the Twelve-Month Period Ended December 31st, 2018

Operating expenses		
Contract Services	$	153,107.00
Advertising and promotion		136,893.00
Professional fees		72,879.00
Non-executive payroll		71,838.00
Stock-based compensation		33,333.00
Other administrative costs		39,852.00
Total Operating Cost		507,902.00
Net Loss	$	507,902.00

MEDCHAIN INC.

Statement of Changes in Stockholder's Deficit
For the Twelve-Month Period Ended December 31, 2018

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Deficit
	Shares	Amount	Shares	Amount			
Balance - December 31, 2017	-	$ -	10,000,000	$ 1,000	$ -	$ (27,209)	$ (26,209)
Issuance of common Stock (net of offering cost of $92,898)	-	-	233,779	24	448,791	-	448,791
Stock-based compensation	-	-	-	-	33,333	-	33,000
Net loss	-	-	-	-	-	(507,902)	(507,902)
Balance - December 31, 2018	-	$ -	10,233,779	$ 1,024	$ 482,124	$ (535,111)	$ (52,320)

Statement of Cash Flows
For the Twelve-Month Period Ended December 31st, 2018

Cashflows from operating activities		
Net loss	$	(507,902.00)
Adjustments to reconcile net loss to net cash used in operating activities		
Stock-based compensation		33,333.00
Changes in assets and liabilities		
Accounts payable and accrued liabilities		166,247.00
Advances from shareholders		47,527.00
		247,107.00
Net cash used in operating activities		(310,959.00)
Cash flows from financing activities		
Proceeds from Crowdfunding stock offering, net of costs of $92,898		355,893.00
Net cash provided by financing activities		355,893.00
Net increase in cash	$	44,934.00
Cash - beginning of period		-
Cash - end of period	$	44,934.00

CERTIFICATION

I, Joachim Sandgaard, Principal Executive Officer of MedChain Inc, hereby certify that the financial statements of MedChain Inc, included in this Report are true and complete in all material respects.

_____

Principal Executive Officer